UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)

CEREVEL THERAPEUTICS HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.0001

par value per share

(Title of Class of Securities)

15678U128

(CUSIP Number)

Bain Capital Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15678U128	13D	Page 2 of 5

1	Names of reporting persons BC Perception Holdings, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds SC, WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 65,679,781 shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 65,679,781 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 65,679,781 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 36.5%
14	Type of reporting person PN

CUSIP No. 15678U128	13D	Page 3 of 5

This Amendment No. 4 to Schedule 13D relates to shares of common stock, $0.0001 par value per share (the “Common Stock”), of Cerevel Therapeutics Holdings, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Person on November 4, 2020, as amended by Amendment No. 1 filed on July 9, 2021, Amendment No. 2 filed on March 3, 2022 and Amendment No. 3 filed on August 18, 2022 (the “Initial Statement” and, as further amended by this Amendment No. 4, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and supplemented to add the following:

On October 16, 2023, the Reporting Person purchased 5,480,052 shares of Common Stock from the underwriters in an underwritten public offering (the “October 2023 Offering”) at a price of $22.81 per share for a total purchase price of $124,999,986. The Reporting Person used its own working capital to acquire the foregoing securities.

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) As of the date hereof, the Reporting Person holds 65,679,781 shares of Common Stock, representing approximately 36.5% of the outstanding shares of Common Stock. The percentage of the outstanding shares of Common Stock held by the Reporting Person is based on (i) 157,487,636 shares of Common Stock issued and outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 and (ii) 22,687,417 shares of Common Stock issued in the October 2023 Offering, inclusive of a full exercise of the underwriters’ option to purchase additional shares.

As a result of the voting arrangements described under Item 6 of this Schedule 13D, the Reporting Person and Pfizer Inc. (“Pfizer”) may be deemed to be a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended. As of the date hereof, based on publicly available information, Pfizer owns 27,349,211 shares of Common Stock, or approximately 15.2% of the outstanding shares of Common Stock. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by Pfizer.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and supplemented to add the following:

October 2023 Lock-Up Agreement

In connection with the October 2023 Offering, the Reporting Person entered into a lock-up agreement (the “October 2023 Lock-Up Agreement”) with the representative of the several underwriters of the October 2023 Offering, pursuant to which the Reporting Person agreed, subject to certain exceptions, not to sell or offer to sell any shares of Common Stock or securities convertible into or exercisable or exchangeable for, shares of Common Stock for a period of 45 days after the date of the prospectus relating to the October 2023 Offering without the prior written consent of the representative.

CUSIP No. 15678U128	13D	Page 4 of 5

The foregoing summary of the October 2023 Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the October 2023 Lock-Up Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7. Material to be filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented to add the following:

Exhibit D	Form of October 2023 Lock-Up Agreement (incorporated by reference from Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 12, 2023 (File No. 001-39311))

CUSIP No. 15678U128	13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2023	BC Perception Holdings, LP

By: BCPE Perception GP, LLC,
its general partner

	By:	/s/ Christopher Gordon
Name: Christopher Gordon
Title: Authorized Signatory